August 21, 2017

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Mail Stop 3561

Attn: John Stickel and John Dana Brown

Re:	Applied Energetics, Inc.
Registration Statement on Form S-1
Filed April 27, 2017
File No. 333-217513

Ladies and Gentlemen:

This letter is in response to the comments of the Securities and Exchange Commission to the aforementioned Registration Statement on Form S-1 (the “Registration Statement”) of Applied Energetics, Inc. (the “Company”) by your letter of May 24, 2017. We are filing herewith Amendment No. 1 to the Registration Statement (the “Amendment”) in which we have revised and supplemented the disclosure where appropriate in response to your comments.

We are responding to each comment as noted and, for your convenience, have inserted the comment above our relevant response

General

1. Comment: Please provide all applicable undertakings required by Item 512 of Regulation S-K.

Response: We have included the applicable undertakings as requested.

2. Comment: Please note that we may have comments on the legal opinion once filed. Please understand that we will need adequate time to review the opinion before effectiveness.

Response: The staff’s comment is duly noted, and the legal opinion is being filed with the Amendment.

Prospectus Cover Page 2

3. Comment: Please disclose here and in the selling shareholders section on page 32 the number of shares subject to the 180-day lockup.

Response: We have included the number of shares (55,553,068) subject to the 180-day lock up on the Prospectus Cover Page, page 2, and on Page 32.

4. Comment: Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response: We have included the financial statements and related disclosures for the three months ended June 30, 2017 as required by Rule 8-08 of Regulation S-X.

Planned Research and Development Activities, page 9

5. Comment: We note from your disclosure on page 5 that you have developed a comprehensive research and development program and commenced R&D activities in April, 2017, which is the basis for your concluding that you are no longer a shell company. Please discuss your plans regarding research and development in greater detail and if necessary reconcile the costs to complete these activities with the contemplated proceeds from the offering and other sources of financing.

Response: We have expanded the disclosure of our planned research and development and indicated the estimated cost to complete these activities with the contemplated proceeds.

Legal Proceedings, page 18

6. Comment: Please tell us if any of the shares being offered for resale by selling shareholders are subject to the plaintiff’s request for disgorgement under the complaint. If so, please add risk factor disclosure to briefly discuss this complaint and the risks related to an adverse outcome in connection with the legal proceedings, to the extent that this may pose a material risk to your securities, you, or investors.

Response: The legal proceeding disclosed in the initial filing of the Registration Statement entitled Superius Securities Group, Inc.et. al. vs. George Farley, et.al. (CA No. 2017-0024-VCMR) in the Court of Chancery of the state of Delaware has been dismissed without prejudice, and the Company has deleted the disclosure accordingly.

Executive Compensation, page 30

7. Comment: We note from the Schedule 13D filed on April 5, 2016 that Mr. Farley accepted delivery of 20 million shares on March 25, 2016 in payment for providing services to you for the value of $20,000. Please provide the disclosure regarding these shares as executive compensation as required by Item 402 of Regulation S-K. In addition, please provide the disclosure in the Securities Ownership of Certain Beneficial Owners and Management section on page 30 as required by Item 404 of Regulation S-K. Finally, please update the Recent Sales of Unregistered Securities section on page 40 to disclose the consultants and individuals that received the 55 million shares of stock in exchange for services in March 2016. In the alternative tell us why disclosure is not required by these provisions.

Response: The disclosure of executive compensation on page 30 has been amended to disclose the 20,000,000 shares and $20,000 value thereof.

We have provided the disclosure in the Certain Beneficial Owners and Management section on page 30 that is required by Item 404 of Regulation S-K.

We have updated the Recent Sales of Unregistered Securities section on page 40 to disclose the consultants and individuals that received the 55 million shares of stock in exchange for services in March 2016.

Selling Stockholders, page 32

8. Comment: We note that some selling shareholders are legal entities and it appears that material relationships may have existed between certain selling shareholders and the company. If any person or persons who have control over the legal entities listed in your selling shareholders table have had a material relationship with you or any of your predecessors or affiliates within the past three years, please identify such person and disclose any material relationships between the person or persons and the company. Refer to Item 507 of Regulation S-K and Compliance and Disclosure Interpretation 140.02.

Response: We have revised the disclosures accordingly. Except as disclosed in the table, there is no material relationship existing or that has existed in the past between those listed and the Company. Further none of the persons that have control over the legal entities listed in the selling shareholders table has had a material relationship with the Company or any of our predecessors or affiliates within the past three years.

Should the staff have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel, Mary P. O’Hara, at 917-945-7473.

APPLIED ENERGETICS, INC.

By:	/s/ Geor ge P. Farley
George P. Farley Chief Executive Officer

cc:	John Dana Brown, Attorney Advisor
John Stickel